

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2011

Via E-mail
Theodore R. Moore, Esq.
Vice President–General Counsel
C&J Energy Services, Inc.
10375 Richmond Avenue, Suite 2000
Houston, Texas 77042

     Re: **C&J Energy Services, Inc.**
               Amendment No. 4 to Registration Statement on Form S-1
               Filed June 29, 2011
               File No. 333-173177
               Amendment No. 4 to Registration Statement on Form S-1
               Filed June 29, 2011
               File No. 333-173188

Dear Mr. Moore:

We have reviewed your amended registration statements, letter dated June 29, 2011 and letter dated July 8, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-173177)

General

1.   We remind you of comments 3, 4 and 38 in our letter dated April 26, 2011. We may have comments after our review of the exhibits not yet filed.

2.	We note your disclosure at page 60 that you maintain insurance coverage of types and amounts that you believe to be customary. Please revise your disclosure to provide the policy limits with respect to your "sudden & accidental pollution" coverage.

3.	We note your response to comment 3 in our letter dated June 3, 2011 relating to the "additional substances" involved in your hydraulic fracturing services. We also note your disclosure at page 2 that as part of such services you determine "the proper fluid, proppant and injection specifications to maximize production." Please tell us what substances constitute such additional substances. In addition, please tell us how many gallons of hydraulic fracturing fluid on average (not including the proppants or such additional substances) are used for a well completion and a stimulation or workover of an existing well.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at (202) 551-3744 or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        Jeffery K. Malonson, Esq.
        Vinson & Elkins L.L.P.
        1001 Fannin Street, Suite 2500
        Houston, Texas 77002